Neurokine Pharmaceuticals Inc. 1275 West 6th Avenue Vancouver B.C., Canada V6H 1A6 Tel : (604) 221-0595 Fax: (604) 225-0588

March 16, 2010

John L. Krug
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Krug:

Re:       Neurokine Pharmaceuticals, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed March 3, 2010
File No. 333-161157

Form S-1

Executive Compensation, page 66

1.	Please update the disclosure in this section to reflect the year ended January 31, 2010.

Response:  We have updated this section of the registration statement as requested.

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Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Ahmad Doroudian
Ahmad Doroudian, President